Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

January 21, 2011

ipath®

iPath Exchange Traded Notes

iPath® US Treasury Long Bond Bull ETN

iPath Exchange Traded Notes (ETNs) are senior, unsubordinated, unsecured debt securities issued by Barclays Bank PLC delivering exposure to the returns of a market or strategy with the trading flexibility of a listed security. Investors can trade on an exchange at market price or receive a cash payment at the scheduled maturity date or through early redemption¹, based on the performance of the index less investor fees. The iPath® US Treasury Long Bond Bull ETN is linked to the performance of the Barclays Capital Long Bond US Treasury Futures Targeted Exposure IndexTM (the “Index”), and seeks to capture returns that are potentially available from weighted “long” position in relation to U.S. Treasury bond futures contracts.

NOTE DETAILS INDEX COMPOSITION*

Ticker DLBL Long Positions

Intraday Indicative Value Ticker DLBL.IV CBOT 30YR UST 100% March 2011

Bloomberg Index Ticker BXIITEUS CUSIP 06740L527 Primary Exchange NYSE Arca Investor Fee* 0.75%2 Index Multiplier** $0.10

Inception Date 08/09/2010 * The weighting specified for each Treasury futures contract underlying the Index is Maturity Date 08/13/2020 expressed in terms of the relative percentage exposure of an investment in the ETNs to the performance of the particular Treasury futures contract, before taking into Index Barclays Capital Long Bond US Treasury account the investor fee and other costs.

Futures Targeted Exposure IndexTM

Source: Barclays Capital as of 12/31/2010.

* The investor fee on the inception date of the ETNs will equal zero. On each subsequent calendar day until maturity or early redemption of the ETNs, the investor fee will equal the

Yearly Fee (0.75%) times the closing indicative note value of the ETNs on the immediately CLOSING INDICATIVE NOTE VALUE CALCULATION* preceding calendar day, divided by 365.

Published end-of-day to data

** The effect of the index multiplier is to adjust the rate at which the value of the ETNs Yesterday’s ETN Value providers such as Bloomberg changes in response to changes in the underlying Index level. As a result of the index plus multiplier, and before taking into account the investor fee and other costs, each ETN will record a $0.10 gain or loss for every 1.00 point increase or decrease, respectively, in the Daily change in level of the underlying index level of the Index. 1. Index Performance times ISSUER DETAILS 2. Index Multiplier Fixed multiplier of $0.10 converts index performance into changes in the ETN value Barclay’s Bank PLC long-term, unsecured obligations* plus S&P Rating AA- Interest accrues in the favor of the investor

3. Daily Interest

Moody’s Rating Aa3 based on a T-bills rate minus

The iPath ETNs are not rated, but are backed by the credit of Barclays Bank PLC. rr The iPath ETNs rely on the rating of their issuer, Barclays Bank PLC. An annual fee of $0.75 p.a. accrues

4. Daily fee on a daily basis2

* We have not obtained a rating from any rating organization with respect to the iPath

ETNs. A security rating is not a recommendation to buy, sell or hold securities, and each equals rating should be evaluated independently of any other rating. A security rating is Today’s ETN Value Reference value for ETN subject to revision or withdrawal at any time by the assigning rating organization, and creates/redeems that day there is no assurance that any security rating will remain in effect for any given period of time or that it will not be lowered, suspended or withdrawn entirely by the applicable

*Investors should refer to the relevant prospectus for further details on how the rating agency. Any such lowering, suspension or withdrawal of any rating may have an ETN value is calculated, as well as for other important details and risk factors. adverse effect on the market price or marketability of the iPath ETNs.

TOTAL RETURNS

(as of 12/31/2010) QUARTER 6-MONTH 1-YEAR SINCE NOTE RETURN % RETURN % RETURN % INCEPTION % iPath® US Treasury Long Bond Bull ETN –13.80 N/A N/A –6.46

The performance quoted represents past performance and does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investment, when sold or redeemed may be worth more or less than the original cost. Current performance may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.iPathETN.com.

1 In order to exercise the right to early redemption, investors must redeem at least 50,000 units of the iPath® US Treasury Long Bond Bull ETN directly to the issuer, Barclays Bank PLC, on the relevant specified early redemption date, subject to the procedures described in the relevant prospectus.

2 In addition, on each “roll day” for the relevant Treasury futures contracts underlying the Index, $0.005 will be charged and deducted from the closing indicative note value of each ETN. See the applicable prospectus for more details.

MARKET PRICE RETURNS

(as of 12/31/2010) QUARTER 6-MONTH 1-YEAR SINCE NOTE RETURN % RETURN % RETURN % INCEPTION % iPath® US Treasury Long Bond Bull ETN –12.65 N/A N/A –5.21

The performance quoted represents past performance and does not guarantee future results.

Market Returns measure returns over the relevant period using the change in the midpoint of the bid/ask spread at 4:00 p.m. eastern time (or the last midpoint of the bid/ ask spread prior to 4:00 p.m. eastern time) expressed as a percentage from the beginning of the relevant period to the end of the relevant period and do not represent the returns you would receive if you traded at other times. Market Returns do not account for brokerage commissions, which will reduce actual returns.

INDEX TOTAL RETURNS

(as of 12/31/2010) QUARTER 6-MONTH 1-YEAR SINCE NOTE RETURN % RETURN % RETURN % INCEPTION % Barclays Capital Long Bond US Treasury Futures Targeted Exposure IndexTM –13.55 N/A N/A –6.11 S&P 500® Index 10.76 23.27 15.06 N/A Barclays Capital U.S. Aggregate Bond Index –1.30 1.15 6.54 N/A Sources: S&P, Barclays Capital, Bloomberg, BlackRock.

Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect the investor fee or any other transaction costs or expenses. Investing in ETNs is not equivalent to investing directly in the U.S. Treasury bond futures contracts underlying the Index, or an investment in the Index itself (if such investment were possible). For current Index and iPath ETN performance, go to www.iPathETN.com.

THE INDEX OBJECTIVE HISTORICAL 30-YEAR U.S. TREASURY BOND

The Barclays Capital Long Bond US Treasury Futures Targeted Exposure (12/31/2000 - 12/31/2010) IndexTM seeks to produce returns that track movements in response to an 9% increase or decrease, as applicable, in the yields available to investors pur- 8% 7% chasing long dated U.S. Treasury bonds (which are U.S. Treasury bonds with 6% a remaining term to maturity of 15 years or more). The level of the Index is 5% designed to increase in response to a decrease in long-dated U.S. Treasury YIELD 4% bond yields and to decrease in response to an increase in long-dated U.S. 3% 2%

Treasury bond yields. To accomplish this objective, the performance of the 1% Index tracks the returns of a notional investment in a weighted “long” position 0% in relation to U.S. Treasury Bond futures contracts, as traded on the 2006 20 07 2008 10 Chicago Board of Trade (“Long Bond futures contracts”). /3 1/ /3 1/ /3 1/ /3 1/2009 1/20

12 12 12 12 12/3

Please see the applicable prospectus for a description of how the Sources: U.S. Treasury Department. relevant Long Bond yield is calculated in relation to the performance of the The index only approximates, and does not guarantee, its objective in relation to the Long Bond futures contracts underlying the Index, and the corresponding yields on long-dated U.S. Treasury bonds. Please refer to the risk factors in the applicable prospectus for a summary of risks and other factors that may prevent the index from risks of an investment in the ETNs. achieving its objective, or that may negatively affect the performance of the ETNs.

An investment in iPath ETNs involves risks, including possible loss of applicable prospectus. Commissions may apply and there are tax principal. For a description of the main risks see “Risk Factors” in the consequences in the event of sale, redemption or maturity of Securities. applicable prospectus. Sales in the secondary market may result in significant losses.

Barclays Bank PLC has filed a registration statement (including a iPath ETNs typically have lower investor fees than currently existing mutual prospectus) with the SEC for the offering to which this communication funds that invest in similar markets and are available to retail investors. relates. Before you invest, you should read the prospectus and other Buying and selling iPath ETNs will result in brokerage commissions. documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get An investment in iPath ETNs linked to the performance of the Barclays Capital Long Bond US Treasury Futures Targeted Exposure IndexTM is subject to risks these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will associated with fluctuations, particularly a decline, in the value of the index. The arrange for Barclays Capital Inc. to send you the prospectus if you market value of the ETNs may be influenced by many unpredictable factors. request it by calling toll-free 1-877-764-7284, or you may request a There is no guarantee that the respective index level will increase or copy from any other dealer participating in the offering. decrease by 1.00 point for every 0.01% decrease or increase, respectively, BlackRock Fund Distribution Company assists in the promotion of the iPath ETNs. in the Long Bond yield. Market prices for Long Bond Treasury futures contracts may not capture precisely the underlying changes in the Long iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank Bond yield. The index calculation methodology uses the mathematical PLC and are not secured debt. The Securities are riskier than ordinary approximation of modified duration, which has certain limitations in unsecured debt securities and have no principal protection. Risks of approximating the relationship between Treasury note prices and yields. investing in the Securities include limited portfolio diversification, trade price Additionally, the index’s weights are rebalanced on a monthly basis only fluctuations, uncertain principal repayment, and illiquidity. Investing in the and such weightings may not be optimal on any given index business day. Securities is not equivalent to investing directly in an index or in any For a description of additional risks of investing in the ETNs, see “Risk particular index components. The investor fee will reduce the amount of Factors” in the applicable prospectus. your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon Barclays Capital Long Bond US Treasury Futures Targeted Exposure IndexTM is a trademark of Barclays Bank PLC. redemption of your Securities even if the level of the relevant index has 2011 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath increased or decreased (as may be applicable to the particular series of logo are registered trademarks of Barclays Bank PLC. All other trademarks, Securities). An investment in iPath ETNs may not be suitable for all investors. servicemarks or registered trademarks are the property, and used with the The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of permission, of their respective owners. iP-0338-0111 iP-3352-03RB-01/11 Securities you may redeem directly with the issuer as specified in the Not FDIC Insured No Bank Guarantee May Lose Value

FIND YOUR iPATH 1-877-764-7284 www.iPathETN.com

iP-DLBL-I1210